UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         ebookers plc (Name of Issuer)

   (Previously ebookers.com plc, following change of name on 7 December 2001)

               Ordinary Shares, nominal value of (pound)0.14 each
                        American Depositary Shares, each
                            representing the right to
                           receive two Ordinary Shares
                         (Title of Class of Securities)

                                 (CUSIP Number)
                                 ADSs: 278725106
                           Ordinary Shares: 32799E9Q2

                        Flightbookers Investments Limited
                                15 Castle Street
                                    St Helier
                             Jersey, Channel Islands
                                     JE4 8ZH

                        Helen O'Byrne, Company Secretary,
       ebookers plc, 25 Farringdon Street, London EC4A 4AB, United Kingdom
                              +44 (0) 20 7489 2239

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                11 November 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 1. Names of Reporting Persons. I.R.S. Identification Nos. of
    above persons (entities only). ...Flightbookers. Investments Limited

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)...X.....................................................................
    (b).........................................................................

 3. SEC Use Only................................................................

 4. Source of Funds (See Instructions) ..........   00..........................

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e) ...............................................................

6. Citizenship or Place of Organization.................Jersey, Channel Islands

Number of Shares
Beneficially Owned
by Each Reporting
Person With

7. Sole Voting Power ........................................................Nil

8. Shared Voting Power .......................................... ....25,964,136

9. Sole Dispositive Power...................................................Nil

10. Shared Dispositive Power .........................................25,964,136

11. Aggregate Amount Beneficially Owned by Each Reporting Person .....25,964,136

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions) ..................................................

13. Percent of Class Represented by Amount in Row (11)..........52.09%..........

14. Type of Reporting Person (See Instructions) HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only). ...Standard Chartered
                    Grindlays One Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a).......X..................................................................
   (b)..........................................................................

3. SEC Use Only.................................................................

4. Source of Funds (See Instructions)..........00...............................

5. Check if Disclosure of Legal Proceedings Is Required
   Pursuant to Items 2(d) or 2(e) ..............................................

6. Citizenship or Place of Organization..................Jersey, Channel Islands

Number of Shares
Beneficially Owned By
Each Reporting Person
With

7. Sole Voting Power.........................................................Nil

8. Shared Voting Power................................................25,964,136

9. Sole Dispositive Power....................................................Nil

10. Shared Dispositive Power..........................................25,964,136

11. Aggregate Amount Beneficially Owned by Each Reporting Person .....25,964,136

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) .........................................................

13. Percent of Class Represented by Amount in Row (11)..........52.09%..........

14. Type of Reporting Person (See Instructions)                               CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only). ...Standard Chartered Grindlays Two Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a).......X..................................................................
   (b)..........................................................................

3. SEC Use Only.................................................................

4. Source of Funds (See Instructions) ..........   00...........................

5. Check if Disclosure of Legal Proceedings Is Required
   Pursuant to Items 2(d) or 2(e) ..............................................

6. Citizenship or Place of Organization..................Jersey, Channel Islands

Number of Shares
Beneficially Owned By
Each Reporting Person
With

7. Sole Voting Power.........................................................Nil

8. Shared Voting Power................................................25,964,136

9. Sole Dispositive Power....................................................Nil

10. Shared Dispositive Power..........................................25,964,136

11. Aggregate Amount Beneficially Owned by Each Reporting Person......25,964,136

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)..........................................................

13. Percent of Class Represented by Amount in Row (11)...........52.09%.........

14. Type of Reporting Person (See Instructions) CO..............................

1. Names of Reporting Persons. I.R.S. Identification Nos. of
   above persons (entities only). ...Mr Dinesh Dhamija

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)......X...................................................................
   (b)..........................................................................

3. SEC Use Only.................................................................

4. Source of Funds (See Instructions) ..........   00...........................

5. Check if Disclosure of Legal Proceedings Is Required
   Pursuant to Items 2(d) or 2(e) ..............................................

6. Citizenship or Place of Organization..................................British

Number of Shares
Beneficially
Owned By Each
Reporting Person
With

7. Sole Voting Power.........................................................Nil

8. Shared Voting Power................................................25,964,136

9. Sole Dispositive Power....................................................Nil

10. Shared Dispositive Power..........................................25,964,136

11. Aggregate Amount Beneficially Owned by Each Reporting Person.....26, 520,700
    (Flightbookers Investments Limited directly beneficially owns 25,964,136 ordinary shares representing approximately 52.09% of the outstanding ordinary shares of ebookers plc. Mr Dhamija also personally owns 556,564 shares. As a result of his interest under a trust which controls Flightbookers Investments Limited, Mr Dhamija has a beneficial interest in the 25,964,136 shares held by Flightbookers Investments Limited.)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)..........................................................

13. Percent of Class Represented by Amount in Row (11)...........53.2%..........

14. Type of Reporting Person (See Instructions) CO..............................

Item 1.    Security and Issuer
This statement relates to shares of the Common Stock (Ordinary Shares) , par value of (pound)0.14 each, of ebookers plc, ("ebookers") an English company. The principal executive offices of ebookers plc are located at 25 Farringdon Street, London EC4A 4AB, United Kingdom.

Item 2.  Identity and Background

               Flightbookers Investments Limited is a company organized under the laws of Jersey, Channel Islands. The address of its principal office and principal place of business is 15
               Castle Street, St Helier, Jersey, JE4 82H.

               Standard Chartered Grindlays One Limited ("Standard One") as a nominee for Standared Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees for Dinesh Dhamija Life
               Interest (Jersey) Settlement No.1 is a nominee company of a professional trust administrator. The address of its principal office and principal place of business is PO Box 766, 15 Castle Street, St. Helier Jersey JE4 8ZH.
      (a)-
      (b)
               Standard Chartered Grindlays Two Limited ("Standard Two") as a nominee for Standared Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees for Dinesh Dhamija Life Interest (Jersey) Settlement No.1 is a nominee company of a professional trust administrator. The address of its principal office and principal place of business is PO Box 766, 15 Castle Street, St. Helier Jersey JE4 8ZH.

               Mr Dinesh Dhamija is the Chief Executive and Director of ebookers plc. The address of his principal office and principal place of business is 5B Plateau de Frontenex, Geneva 1208, Switzerland.

      (c) The name, business address and principal occupation of each executive officer and director of Flightbookers Investments Limited, Standard One and Standard Two is set forth in Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

      (d) During the last five years, none of the Reporting Persons, nor to the best of Flightbookers Investments Limited's knowledge, any of the directors or executive officers of Standard One and Standard Two has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours).

      (e) During the last five years, neither of the Reporting Persons nor to the best of Flightbookers Investments Limited's knowledge, any of the directors or executive officers of Standard One or Standard Two has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal, or state securities laws, or finding any violation with respect in such laws and which judgement, decree or final order was not subsequently vacated.

      (f)      See Item 6 on pages 2,3,4,5.

Item 3.    Source and Amount of Funds or Other Consideration....  See Item 4.


Item 4.    Purpose of Transaction


           Change in Director's Holding

           On November 11 2002, following strong institutional demand, Evolution Beeson Gregory Limited placed 3,000,000 ordinary 14p shares ("Ordinary Shares") on behalf of Flightbookers Investments Limited at 315p per Ordinary Share.

           As a result of his interest in his own name and under a trust which controls Flightbookers Investments Limited, Dinesh Dhamija (Chairman and CEO) had an interest in a total of 29,520,700 Ordinary Shares. Following the above sale he is now interested in 26,520,700 Ordinary Shares.

Item 5.    Interest in Securities of the Issuer
           (a) Flightbookers Investments Limited directly beneficially owns 25,964,136 ordinary shares representing approximately 52.09% of the outstanding ordinary shares of ebookers plc.

               Standard One as a nominee for Standard Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees of the Dinesh
               Dhamija Life Interest (Jersey) Settlement No.1 owns 55.2% of the share capital of Flightbookers Investments Limited.

               Standard Two as a nominee for Standard Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees of the Dinesh Dhamija Life Interest (Jersey) Settlement No.1 owns 43.5% of the share capital of Flightbookers Investments Limited.

               Mr Dinesh Dhamija owns 1.3% of the share capital of Flightbookers Investments Limited.

           (b) None

           (c) None

           (d) None.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer None.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1.

          Name, business address and principal occupation of each executive officer and director of Flightbookers Investments Limited

Exhibit 2.

          Name, business address and principal occupation of each executive officer and director of Standard Chartered Grindlays Trust Corporation One Limited as nominee for Standard Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees of the Dinesh Dhamija Life Interest (Jersey) Settlement No.1

Exhibit 3.

          Name, business address and principal occupation of each executive officer and director of Standard Chartered Grindlays Trust Corporation Two Limited as nominee for Standard Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees of the Dinesh Dhamija Life Interest (Jersey) Settlement No.1


     Please note that the following related exhibits have been filed previously under Schedule 13D, (date of event December 20, 2000) and therefore have not been filed again in this amendment:

          Joint Filing Agreement (Filed previously as Exhibit 4).

          Powers of Attorney from each of Flightbookers Investments Limited, Mr Dinesh Dhamija, Standard Chartered Grindlays One Limited as nominee for Standard Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees of the Dinesh Dhamija Life Interest (Jersey) Settlement No.1 and Standard Chartered Grindlays Two Limited as nominee for Standard Chartered Grindlays Trust Corporation (Jersey) Limited as Trustees of the Dinesh Dhamija Life Interest (Jersey) Settlement No.1 (Filed previously as Exhibit 5).

          Members of the Group (Filed previously as Exhibit 6).


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 14th November 2002                      FLIGHTBOOKERS INVESTMENTS LIMITED

                                               By:
                                                   Frances Margaret Leonard
                                                   Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1


                       Directors and Executive Officers of
            Flightbookers Investments Limited, as of 13 November 2002

The name, position, principal occupations and business address of each executive officer and director of Flightbookers Investments Limited is set forth below. Unless otherwise indicated, each occupation act forthwith opposite an executive officer's name refers to employment with Flightbookers Investments Limited.


Name                                Principal           Business
                       Position     Occupation           Address

Clive Wills Black      Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                         Jersey
                                                        JE4 8ZH

Justine Mary Wilkinson Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                          Jersey
                                                         JE4 8ZH

Graeme Peter Mourant   Director      Director          P O Box 766
                                                     15 Castle Street
                                                         St Helier
                                                          Jersey
                                                         JE4 8ZH


Frances Margaret
 Leonard               Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                         Jersey
                                                         JE4 8ZH

Exhibit 2


                       Directors and Executive Officers of
         Standard Chartered Grindlays One Limited as of 13 November 2002

The name, position, principal occupations and business address of each executive officer and director of Standard Chartered Grindlays One Limited is set forth below. Unless otherwise indicated, each occupation act forthwith opposite an executive officer's name refers to employment with Standard Chartered Grindlays One Limited.


Name                                Principal            Business
                       Position    Occupation            Address

Clive Wills Black      Director      Director           PO Box 766
                                                      15 Castle Street
                                                         St Helier
                                                           Jersey
                                                          JE4 8ZH

Justine Mary
 Wilkinson             Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                         Jersey
                                                         JE4 8ZH

Graeme Peter Mourant   Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                         Jersey
                                                        JE4 8ZH

Frances Margaret
 Leonard               Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                         Jersey
                                                        JE4 8ZH

Exhibit 3


                       Directors and Executive Officers of
         Standard Chartered Grindlays Two Limited as of 13 November 2002

The name, position, principal occupations and business address of each executive officer and director of Standard Chartered Grindlays Two Limited is set forth below. Unless otherwise indicated, each occupation act forthwith opposite an executive officer's name refers to employment with Standard Chartered Grindlays Two Limited.


Name                                Principal             Business
                       Position    Occupation              Address

Clive Wills Black      Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                          Jersey
                                                          JE4 8ZH

Justine Mary Wilkinson Director      Director          P O Box 766
                                                     15 Castle Street
                                                        St Helier
                                                         Jersey
                                                        JE4 8ZH

Graeme Peter Mourant   Director      Director          P O Box 766
                                                     15 Castle Street
                                                       St Helier
                                                         Jersey
                                                        JE4 8ZH

Frances Margaret
 Leonard               Director      Director          P O Box 766
                                                     15 Castle Street
                                                       St Helier
                                                         Jersey
                                                        JE4 8ZH